Mail Stop 3561

January 3, 2006

Francois Legros
Chairman and Chief Executive Officer
Genesys S.A.
954-980, avenue Jean Mermoz
34000 Montpelier
France

	Re:	Genesys S.A.
		Registration Statement on Form F-3
		Filed December 15, 2005
		File No. 333-130332

Dear Mr. Legros:

      With respect to the above referenced filing, we have limited our review to the matters discussed with the staff on January 3, 2006.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	If you have any questions, please call William Bennett at
(202)
551-3389.

						Sincerely,



						    		for Larry Spirgel
	Assistant Director




cc: 	Andrew A. Bernstein, Esq.
	Desmond Eppel, Esq.
	Cleary Gottlieb Steen & Hamilton LLP
	Fax: (202) 974-1999




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Francois Legros
Genesys S.A.
January 3, 2006
P. 1